UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-held Company Corporate Taxpayer's ID (CNPJ) 60.746.948/0001 -12

Notice to Stockholders

 Payment of Dividend to the Company’s stockholders

The Board of Executive Officers of Banco Bradesco S.A., in a meeting to be held on February 22th, 2006, decided to propose to the Board of Directors, which shall take place on a meeting on March 6th, 2006, the payment of Dividends to the Company’s stockholders, in addition to the Interest on Own Capital relating to the fiscal year of 2005, in the amount of R$0.334530926 per common stock and R$0.367984019 per preferred stock, which represent approximately 12 times the monthly interest paid, benefiting the stockholders registered in the Bank’s books on that date (3.6.2006) .

Upon approval of the proposal, the payment of the declared amount will be made on June 30th, 2006, with no Withholding Income Tax, under the terms of the Article 10 of Law 9,249/95.

The Dividends relating to stocks under custody at CBLC - Brazilian Company and Depository Corporation will be paid to CBLC which will transfer the proceeds to the stockholders through its Custody Agents.

The table below presents a statement of the Interests on Own Capital and Dividends relating to the fiscal year 2005:

In R$
Monthly Interest	339,554,458.79
1st half - Intermediary Interest	293,706,480.66
Complementary Interest of fiscal year 2005	903,739,060.55
Dividend	344,000,000.00
Total	1,881,000,000.00

Per stock, in R$
Type	Total Monthly Interest	1st half – Intermediary Interest	Complementary Interest of fiscal year 2005	Dividend	Total
Common (ON)	0.332060000	0.285000000	0.877977936	0.334530926	1.829568862
Preferred (PN)	0.365266000	0.313500000	0.965775730	0.367984019	2.012525749

Note: The amounts of Interest on Own Capital have been adjusted due to the stock bonus approved at the Special Stockholders’ Meeting as of 11.11.2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.